UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	New Mountain Guardian IV Unlevered BDC, L.L.C.

Address of Principal Business Office:	1633 Broadway, 48th Floor New York, New York 10019

Telephone number:	(212) 720-0300

Name and address of agent for service of process:	The Corporation Trust Company 1209 Orange Street, Corporation Trust Center, New Castle County, Wilmington, Delaware 19801
Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:   May 22, 2023

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York in the State of New York on the 22nd day of May, 2023.

New Mountain Guardian IV Unlevered BDC, L.L.C.

By:	/s/ John Kline
Name: John Kline
Title: Chief Executive Officer and President

Attest:	/s/ Laura C. Holson
Name: Laura C. Holson
Title: Chief Operating Officer, Interim Chief Financial Officer and Treasurer